jowell global LTD.

July 27, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention:	Jennie Beysolow
Mara Ransom

Re:	Jowell Global Ltd.
Amendment No. 1 to Registration Statement on Form F-3 Filed June 29, 2022 File No. 333-264109

Dear Ms. Beysolow and Ms. Ransom:

Jowell Global Ltd. (“JWEL” or the “Company” and sometimes referred to as “we” or “our”) is submitting this letter and the following information in response to a letter, dated July 20, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) filed with the Commission on April 4, 2022, amended on June 29, 2022.

Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Amendment No. 1 to Registration Statement on Form F-3 filed June 29, 2022

Cover page

1.	We reissue our comment 1. We note your revised disclosure on the cover page and page 1 that “[t]he business operations of our VIE include value-added telecommunication services and foreign ownership of value-added telecommunications services is subject to restrictions under current PRC laws and regulations.” Please revise to clearly state that Chinese law prohibits direct foreign investment in your operating companies.

Response: We have revised the disclosure on the cover page and page 1 to clearly state that the business operations of the VIE include value-added telecommunication services and foreign ownership of value-added telecommunications services is subject to restrictions under current PRC laws and regulations, which prohibit foreign investment to own more than 50% equity interest of the value-added telecommunication companies and will prevent the holding company consolidating the financial results of such entities under equity ownership structure.

2.	We note your response to comment 2 and reissue. We note that the company continues to use terms such as “we” or “our” when describing activities or functions of a VIE. For example, on the cover page you state: “However, neither any of our subsidiaries or our VIE has made any dividends or other distributions to our holding company or any U.S. investors as of the date of this prospectus;” and “Investors of our ordinary shares will not own any equity interests in our VIE and may never hold equity interests in our Chinese operating companies, but instead own shares of a Cayman Islands holding company.” Please revise throughout your prospectus.

Response: We have changed “our VIE” to “the VIE” throughout our prospectus.

3.	We note your response to comment 3 and reissue in part. Please amend the disclosure in the summary risk factors to discuss whether any transfers, dividends, or distributions have been made between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. In this regard, we note that you provide appropriate disclosure on the cover page and in the prospectus summary and risk factors sections. Provide a cross-reference on the cover page to the disclosure in the risk factors.

Response: We have amended the disclosure in the summary risk factors on page 15 to discuss that no dividends or distributions have been made between the holding company, its subsidiaries, and consolidated VIE, or to investors including U.S. investors. We also provided a cross-reference on the cover page to the disclosure in the risk factors.

4.	We note your response to comment 5 and reissue in part. Please amend the referenced risk factor section to state that, to the extent cash/assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash/assets. Additionally, please provide a cross reference on the cover page to the discussion of this issue in your summary and summary risk factors section.

Response: We have revised the referenced risk factor section on page 21 to state that, to the extent cash/assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIE by the PRC government to transfer cash/assets. We also provide a cross reference on the cover page to the discussion of this issue in our summary and summary risk factors section.

Prospectus Summary, page 1

5.	We note your response to comment 7 and reissue. Please revise to consistently remove all references to your “control” of the VIE, and revise to clarify that you are the primary beneficiary of the VIE for accounting purposes, and provide a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.

Response: We have revised our disclosure and removed all references to our “control” of the VIE, and we also revised disclosure to clarify that we are the primary beneficiary of the VIE for accounting purposes, and have provided a clear description of the conditions we have satisfied for consolidation of the VIE under U.S. GAAP.

6.	We note your response to comment 11, however, the basis for your statement that “[you], [y]our subsidiaries, or VIE are not covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve our VIE’s business and operations,” remains unclear. We note that the disclosure goes on to confirm counsel’s opinion as to approvals that may be required by the Cyberspace Administration of China, however, counsel’s opinion does not appear to extend to the CSRC or any other governmental agency. If you intend for counsel’s opinion to extend to those agencies, revise to state as much. Alternatively, revise to state the basis that no such permissions are required.

Response: We have revised our disclosure on page 2 to include our Chinese counsel’s opinion and statement that we, our subsidiaries, or VIE are not covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that are required to approve the VIE’s business and operations, other than the permits the VIE has already obtained in the previous sentence.

Our Organizational Structure

Variable Interest Entity Arrangements, page 13

7.	We note your response to comment 6 and reissue in part. Please revise to provide additional detail regarding each contract and arrangement through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements.

Response: We have revised our disclosure on page 14 to provide additional detail regarding each contract and arrangement through which we claim to have economic rights and exercise our contractual rights that results in consolidation of the VIE’s operations and financial results into our financial statements.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (703) 618-2503 at FisherBroyles, LLP.

Very truly yours,

Jowell Global Ltd.

/s/ Zhiwei Xu
Zhiwei Xu
Chief Executive Officer

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